Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Notes offered hereby	$100,000,000.00	100.00%	$100,000,000.00	$11,460.00(1)

(1)	The filing fee is calculated in accordance with Rule 457(r) under the Securities Act. There are unused registration fees of $157,047.42 that have been paid in respect of securities offered from Eksportfinans ASA’s Registration Statement No. 333-164694, of which this pricing supplement is a part. After giving effect to the $11,460.00 registration fee for this offering, $145,587.42 remains available for future offerings. No additional registration fee has been paid with respect to this offering.

PRICING SUPPLEMENT NO. 667 dated October 11, 2011 to Prospectus Supplement and Prospectus dated February 4, 2010 relating to the Eksportfinans ASA U.S. Medium Term Note Program	Filed pursuant to Rule 424(b)(5) Registration Statement No. 333-164694

$100,000,000.00 Floating Rate Notes due October 18, 2012

This document is a pricing supplement. This pricing supplement provides specific pricing information in connection with this issuance of notes. Prospective investors should read this pricing supplement together with the prospectus supplement and prospectus dated February 4, 2010 for a description of the specific terms and conditions of the particular issuance of notes. This pricing supplement amends and supersedes the accompanying prospectus supplement and prospectus to the extent that the information provided in this pricing supplement is different from the terms set forth in the prospectus supplement or the prospectus.

Issuer:	Eksportfinans ASA

Specified currency:	U.S. dollars

Aggregate Principal Amount:	$100,000,000.00

Principal Amount per Note:	$100,000.00

CUSIP No.:	28264QV50

ISIN No.:	US28264QV507

	Issue price to public	Discounts and commissions	Proceeds to us
Per note:	$ 100,000.00	$0.00	$ 100,000.00
Total:	$100,000,000.00	$0.00	$100,000,000.00

Citigroup

Pricing Supplement dated October 11, 2011

Agent:	Citigroup Global Markets Inc.

The agent may make sales through its affiliates or selling agents.

Agent acting in the capacity as:	Principal

Trade Date:	October 11, 2011

Original Issue Date:	October 18, 2011

Maturity Date:	October 18, 2012

Reference Rate:	1-Month USD-LIBOR-Reuters setting as of 11:00 am London time as published on Reuters Screen Page LIBOR01 (or any successor page thereto) on the related Interest Determination Date.

Redemption Amount:	100.00% of the Principal Amount.

Interest Rate:	The notes bear interest at a variable rate reset for each Interest Period based on the Reference Rate plus 0.18% per annum.

Interest Payment Dates:	Monthly on the 18th day of each month, beginning on November 18, 2011 to and including the Maturity Date (which, for avoidance of doubt, is the 18th day of October, 2012).

Interest Determination Dates:	2 London Business Days prior to each Interest Reset Date.

Interest Reset Date:	The Original Issue Date and monthly thereafter on each Interest Payment Date.

Interest Period:	Monthly from and including each Interest Payment Date (or the Original Issue Date, in the case of the first Interest Period) to but excluding the next succeeding Interest Payment Date (or the Maturity Date, in the case of the final Interest Period).

Day count convention:	Actual/360

Calculation agent:	Citibank, N.A.

Business Day:	For purposes of this issuance, a Business Day means any day that is not (a) a Saturday or Sunday or (b) a day on which banking institutions generally are authorized or obligated by law or executive order to close in Oslo, London and New York City.

London Business Day:	Any day that is not (a) a Saturday or Sunday or (b) a day on which banking institutions generally are authorized or obligated by law or executive order to close in London.

Business Day convention:	Modified Following, adjusted.

Tax redemption:	We cannot redeem the notes prior to maturity unless, due to the imposition by the Kingdom of Norway or one of its taxing authorities of any tax, assessment or governmental change subsequent to the date of this issuance of the notes, we would become obligated to pay additional amounts. If such an imposition occurs, we may at our option redeem the notes (in whole, but not in part) by giving notice specifying a redemption date at least 30 days, but not more than 60 days, after the date of the notice (the Tax Redemption Date). In such event, the Issuer will pay you the Redemption Amount on the Tax Redemption Date.

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Additional amounts payable:	Yes

Authorized denominations:	$100,000.00

Form of notes:	Book-entry

Listing:	None

Tax consequences:	The notes will be treated as short-term debt securities, as described under “Taxation in the United States— Short-term debt securities” in the accompanying prospectus. In addition, recently enacted legislation may require individual U.S. holders (as defined in the accompanying prospectus) to report to the Internal Revenue Service certain information with respect to their beneficial ownership of the notes. Investors who fail to report required information could be subject to substantial penalties. Prospective investors should consult their own tax advisors concerning the application of the information reporting and backup withholding rules to their particular circumstances.

Acceleration:	If a holder of a note accelerates the maturity of the note upon an event of default under the Indenture referenced in the accompanying prospectus, the amount payable upon acceleration will be calculated in accordance with the formula for determining the applicable Early Redemption Amount on the acceleration date.

Other:	The notes are not renewable notes, asset linked notes, amortizing notes or exchangeable notes, each as described in the prospectus supplement. In addition, there is no optional redemption or extension of maturity in connection with the notes.

Capitalized terms used in this pricing supplement without definition have the meanings given to them in the prospectus supplement and accompanying prospectus.

You should read this pricing supplement together with the prospectus dated February 4, 2010, as supplemented by the prospectus supplement dated February 4, 2010 relating to our medium-term notes of which these notes are a part. This pricing supplement, together with these documents, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk factors” in the accompanying prospectus supplement dated February 4, 2010. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access the prospectus dated February 4, 2010, as supplemented by the prospectus supplement dated February 4, 2010, on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

http://www.sec.gov/Archives/edgar/data/700978/000095012310008669/u08181fv3asr.htm

Our Central Index Key, or CIK, on the SEC Web site is 700978. As used in this pricing supplement, “we,” “us,” or “our” refers to Eksportfinans ASA.

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ADDITIONAL INFORMATION

Calculation Agent

We have initially appointed Citibank, N.A. as Calculation Agent for the purpose of determining the Reference Rate and the rate applicable to any overdue payment of the Redemption Amount. Unless there is manifest error, these determinations by the Calculation Agent shall be final and binding on us and the holders of the notes. According to the terms of the Calculation Agency Agreement between Citibank, N.A. and Eksportfinans ASA, the Calculation Agent will notify the Issuer, Agent and Trustee of the occurrence or non-occurrence of any event, calculation and/or determination as soon as possible.

Investors may obtain information at any time regarding the calculation of the Reference Rate as published on Reuters Screen LIBOR01 Page by contacting the Calculation Agent. Upon request, the Calculation Agent will provide a written statement to an investor showing how the Redemption Amount per U.S. $100,000.00 of the Principal Amount of the notes was calculated. Requests to the calculation agent should be addressed to:

Citibank, N.A.

Citigroup Centre

Canada Square

Canary Wharf

London E14 5LB

United Kingdom

Historical Information

The following graph sets forth the daily levels of the Reference Rate from October 11, 2006 to October 11, 2011. The information listed below was obtained from Bloomberg without independent verification. The historical levels of the Reference Rate should not be taken as an indication of future performance. The actual performance of the Reference Rate over the life of the notes may bear little relation to the historical levels of the Reference Rate set forth below.

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SUPPLEMENTAL PLAN OF DISTRIBUTION

The notes are being purchased by Citigroup Global Markets Inc. (the agent) as principal, pursuant to a terms agreement dated October 11, 2011 between the agent and us. For purposes of Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, October 18, 2011 shall be the date for payment of funds and delivery of securities for all of the securities sold pursuant to the offering. The agent has agreed to pay our out-of-pocket expenses of the issue of the notes.

From time to time, the agent and its affiliates have, and in the future may, engage in transactions with and perform services for us for which they have been, and may be, paid customary fees. In particular, an affiliate of the agent is our swap counterparty for a hedge of our obligation under the notes.

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